XINYUAN REAL ESTATE CO., LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 2, 2011

On December 2, 2011, Xinyuan Real Estate Co., Ltd., a company established under the laws of the Cayman Islands (the “Company”), will hold its annual general meeting of shareholders at the Company’s offices at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing, 100025, People’s Republic of China at 3:00p.m. local time for the following purposes:

1.	To ratify by the passing of an ordinary resolution the appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year ending December 31, 2011.

2.	To transact any such other business that may properly come before the meeting.

You can find more information about each of these items in the attached proxy statement. Only shareholders registered in the register of members at the close of business on November 4, 2011 can vote at this meeting or at any adjournment thereof that may take place.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of Mr. Thomas Gurnee, Chief Financial Officer, Xinyuan Real Estate Co., Ltd., 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing, 100025, People’s Republic of China, and should arrive no later than 48 hours prior to the meeting. The notice of the annual general meeting of shareholders, the proxy statement and a copy of the Company’s 2010 annual report on Form 20-F are also available through our website at http://agm.xyre.com.

By Order of the Board of Directors,

November 7, 2011	By:
Director and
Chief Financial Officer